
Exhibit 12(c)
                               Idaho Power Company
                       Consolidated Financial Information
 Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividend
                                  Requirements

                                                                                            Twelve Months
                                                   Twelve Months Ended December 31,              Ended
                                                        (Thousands of Dollars)                  March 31,
                                                1991      1992      1993      1994      1995      1996
Computation of Ratio of Earnings to
 Fixed Charges:
   Consolidated net income                   $ 57,872  $ 59,990  $ 84,464  $ 74,930  $ 86,921  $ 96,404
Income taxes:
  Income taxes (includes amounts charged
    to  other  income  and deductions)         24,321    24,601    38,057    35,307    49,497    53,018
   Investment  tax  credit adjustment          (3,177)   (1,439)   (1,583)   (1,064)   (1,086)   (1,374)

      Total  income  taxes                     21,144    23,162    36,474    34,243    48,412    51,644

Income  before  income  taxes                  79,016    83,152   120,938   109,173   135,333   148,048

Fixed Charges:
   Interest  on  long-term debt                54,370    53,408    53,706    51,173    51,146    51,320
  Amortization of debt discount,
     expense  and  premium  -  net                374       392       507       567       567       570
    Interest  on  short-term  bank  loans         935       647       220     1,157     3,144     2,982
    Other  interest                             3,297     1,011     2,023     1,537     1,598     1,726
   Interest  portion  of  rentals                 884       683     1,077       794       925       994

      Total  fixed  charges                    59,860    56,141    57,533    55,228    57,381    57,592
   Suppl  increment  to  fixed charges*         1,599     2,487     2,631     2,622     2,611     2,609

      Supplemental  fixed  charges             61,459    58,628    60,164    57,850    59,992    60,201
     Preferred  dividend  requirements          6,663     7,611     8,547    10,682    12,392    12,110
     Total supplemental fixed charges
       and  preferred  dividends               68,122    66,239    68,711    68,532    72,384    72,311

Supplemental  earnings  - as defined         $140,475  $141,780  $181,102  $167,023  $195,325  $208,249

Supplemental ratio of earnings to fixed
  charges  and  preferred  dividends            2.06X     2.14X     2.64X     2.44X     2.70X     2.88X
<F2>
* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc. Notes which are already included in operating expense.